Press Release

Filed Pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12 Subject Company: California Independent Bancorp Filing Person: Humboldt Bancorp File Number: 333-109095

HUMBOLDT BANCORP REPORTS THIRD QUARTER RESULTS

ROSEVILLE, CA – October 22, 2003 /Businesswire/ – Humboldt Bancorp (Nasdaq: HBEK), today reported third quarter net income of $2.7 million, or $0.21 per diluted share, as compared with $3.6 million, or $0.27 per diluted share, for the same period in 2002. This reduction is principally attributable to Humboldt’s exit from the merchant bankcard processing business. The third quarter 2003 results produced a return on average assets and average shareholders’ equity of 1.02% and 11.4%, respectively.

For the nine months ended September 30, 2003, net income was $27.3 million, or $2.14 per diluted share, and included a non-recurring after-tax gain of $18.6 million, or $1.45 per diluted share, related to the sale of Humboldt’s proprietary merchant bankcard operations in March 2003. Excluding the impact of this non-recurring gain, diluted earnings per share for the first nine months of 2003 were $0.69, unchanged from the same period in 2002.

“Our third quarter financial results reflect continued progress with execution of our community-bank focused strategy,” remarked Robert M. Daugherty, President and Chief Executive Officer. “Our deposit service charge revenue for the quarter was up over $350,000 from a year ago and our core deposit growth initiatives have produced strong results over the past few quarters. The lack of loan growth, while a disappointment, is not reflective of any economic slowdown in our markets. We continue to see good deal flow, and are not afraid to pass on loans where pricing is not commensurate with the credit and interest rate risks.”

Net interest income for the third quarter of 2003 was $12.0 million, up 1% as compared to the same period in 2002. The net interest margin for the third quarter of 2003 was 5.05%, a decrease of five basis points from the same period in 2002 and up 12 basis points from the prior quarter. For the nine months ended September 30, 2003, net interest income was $35.6 million, an increase of $1.5 million, or 5%, over the same period in 2002. The net interest margin for the nine months ended September 30, 2003 was 4.99%, a decrease of 19 basis points from the same period in 2002. “Although our net interest income is in line with our plans, it is the result of a stronger margin offset by lower than expected loan growth,” remarked Patrick Rusnak, Chief Financial Officer.

Non-interest income for the second quarter of 2003 was $2.7 million, a decrease of $4.2 million, or 61%, from the same period in 2002. This decrease is principally due to the reduction in merchant bankcard revenue resulting from the sale of the proprietary portfolio during March 2003, partially offset by increased deposit service charge income related to overdraft protection services. Non-interest income for the third quarter of 2003 included a loss on the sale of investment securities of $137,000. For the nine months ended September 30, 2003, non-interest income was $41.4 million, including a pre-tax gain of $29.8 million related to the first quarter 2003 sale of Humboldt’s proprietary merchant bankcard operations. Excluding this gain, non-interest income for the nine months ended September 30, 2003 was $11.6 million, a decrease of 44% from the same period in 2002. This decrease is principally attributable to the loss of revenue from exiting the proprietary merchant bankcard business during the first quarter of 2003 and the ATM funding business during the second quarter of 2002.

Non-interest expense for the third quarter of 2003 totaled $10.1 million, a decrease of $2.9 million, or 22%, from the third quarter of 2002. For the nine-month period ended September 30, 2003, non-interest expense totaled $32.2 million, a decrease of $7.9 million, or 20%, from the same period in 2002. These reductions in non-interest expense are both principally attributable to reduced operating expenses resulting from exiting the proprietary merchant bankcard business in March 2003. Humboldt recognized $113,000 of compensation expense related to stock options during the third quarter of 2003 and $267,000 for the nine-month period ended September 30, 2003. Humboldt’s efficiency ratio for the third quarter of 2003 was 68.0%, a 20 basis point improvement from the same period in 2002.

The effective tax rate for the third quarter of 2003 was 37.9%, as compared with 23.6% for the same period in 2002. This increase is principally attributable to the increase in Humboldt’s pre-tax income during the first quarter resulting from recognition of a gain on the sale of Humboldt’s proprietary merchant bankcard business.

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HBEK 3Q03 Earnings Release
October 21, 2003

Humboldt’s outstanding loans as of September 30, 2003 were $760 million, an increase of $5 million, or 1%, compared to the prior year quarter end. Total deposits at September 30, 2003 were $817 million, virtually flat compared with September 30, 2002 and down $55 million from the prior quarter end. During the third quarter of 2003, Humboldt ceased sponsorship for two merchant processing independent sales organizations and approximately $70 million of deposit accounts held as security deposits were transferred to other financial institutions. “Excluding the lost merchant processing deposits, our transaction accounts grew at a rate of 17% for the first nine months of 2003,” remarked Rusnak. “This reflects the success of our strategies implemented a year ago that were focused on replacing merchant deposits with core deposits, including a special incentive program that has proven to be a win-win for the bank and employees.” On May 19, 2003, Humboldt announced the signing of a definitive agreement for the sale of its Fresno branch to Bank of Visalia. This transaction was completed on October 10, 2003 and included approximately $6 million of deposits. No gain or loss was recorded in connection with this transaction.

Non-performing assets at September 30, 2003 totaled $11.3 million, or 1.09% of total assets, up three basis points from the prior quarter end and up from 0.20% at September 30, 2002. Approximately $2.7 million, or 24%, of the total non-performing loans as of September 30, 2003 are backed by U.S. government guarantees. Net charge-offs for the third quarter 2003 were $381,000, or 0.20% of average loans on an annualized basis. The loan loss provision annualized as a percentage of average loans for the third quarter of 2003 was 0.15% and the ratio of allowance for loan losses to total loans at September 30, 2003 was 1.59%, up 6 basis points from a year earlier and year-end 2002. The ratio of allowance to non-performing loans was 107% at September 30, 2003.

In a subsequent events footnote in the Form 10-Q for the period ended June 30, 2003, Humboldt disclosed that, on August 8, 2003, a jury returned a verdict awarding $3 million in punitive damages, of which $2 million was against Humboldt and $1 million against the independent service organization which terminated the plaintiff’s merchant processing facilities. Subsequently, the independent service organization has confirmed in writing to Humboldt that it will honor its indemnification of Humboldt. Accordingly, Humboldt does not expect to incur any liability in connection with this matter.

A cash dividend of $0.030 per share was paid on September 22, 2003. Humboldt repurchased a total of 10,000 shares during the third quarter of 2003 at an average purchase price of $13.94 per share, and approximately 500,000 shares remain available under a second authorization that was originally announced in July 2002. Since February 2003, Humboldt has repurchased a total of 874,000 shares, or 7% of total shares outstanding as of December 31, 2002, at an average price of $12.63 per share. At September 30, 2003, total shareholders’ equity was $95 million and tangible book value per share was $7.43. Humboldt’s leverage ratio as of September 30, 2003 was 11.38%, and reflects the issuance of $27 million of trust preferred securities on September 17, 2003, of which approximately $11 million qualified as Tier I capital. Humboldt issued the trust preferred securities to provide for substantially all of the cash portion of the consideration for the pending merger with California Independent Bancorp, which was originally announced on August 12, 2003. This merger is expected to be completed during the first quarter of 2004, subject to regulatory and shareholder approval.

Humboldt Bancorp had total assets of approximately $1.0 billion as of September 30, 2003. Through its principal operating subsidiary, Humboldt Bank, it offers business and consumer banking services through 18 banking centers, including its Tehama Bank and Capitol Valley Bank divisions.

www.humboldtbancorp.com

This news release includes forward-looking statements, which management believes are a benefit to shareholders. These forward-looking statements describe Humboldt management’s expectations regarding future events and developments, such as: future operating results, achieving historical returns on average assets and average equity, net anticipated interest margin for the year 2003,achieving annualized expense savings, credit losses, changes in market interest rates, achieving anticipated loan growth and the continued success of Humboldt’s business plan. Future events are difficult to predict, and the expectations described above are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition, discussions about risks and uncertainties are set forth from time to time in the Company’s publicly available Securities and Exchange Commission filings. Humboldt undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CONTACT:	Robert M. Daugherty, President & CEO
bdaugherty@humboldtbancorp.com
916.783.2813
Patrick J. Rusnak, Chief Financial Officer
prusnak@humboldtbancorp.com
916.783.2812

HBEK 3Q03 Earnings Release
October 21, 2003

Humboldt Bancorp
Selected Financial Results — Unaudited
(in thousands, except per share data)

	Quarter Ended		Percent	Year-to-Date		Percent
			Increase			Increase
	9/30/2003	9/30/2002	(Decrease)	9/30/2003	9/30/2002	(Decrease)
Summary of Operations
Interest income	$15,331	16,422	-7%	$46,315	47,631	-3%
Interest expense	3,291	4,474	-26%	10,668	13,527	-21%
Net Interest Income	12,040	11,948	1%	35,647	34,104	5%
Provision for loan losses	295	1,103	-73%	1,198	2,191	-45%
Net interest income after provision	11,745	10,845	8%	34,449	31,913	8%
Non-interest income	2,680	6,872	-61%	41,410	20,935	98%
Non-interest expense	10,100	13,032	-22%	32,178	40,111	-20%
Income before taxes	4,325	4,685	-8%	43,681	12,737	243%
Income taxes	1,638	1,108	48%	16,372	3,485	370%
Net income from continuing operations	2,687	3,577	-25%	27,309	9,252	195%
Income (loss) on discontinued operations, net of tax	—	—	nm	—	(276)	nm
Net income	$2,687	3,577	-25%	$27,309	8,976	204%
Period End Balances
Earning assets	$945,121	928,088	2%	$945,121	928,088	2%
Total loans	759,790	755,092	1%	759,790	755,092	1%
Total assets	1,038,387	1,011,541	3%	1,038,387	1,011,541	3%
Total deposits	816,592	813,238	0%	816,592	813,238	0%
Total shareholders’ equity	$95,369	74,529	28%	$95,369	74,529	28%
Average Balances
Earning assets	$946,748	930,339	2%	$954,254	881,093	8%
Total loans	756,214	729,310	4%	759,132	696,433	9%
Total assets	1,047,156	1,006,547	4%	1,055,310	972,043	9%
Total deposits	852,334	814,883	5%	851,356	796,771	7%
Total shareholders’ equity	$93,903	77,018	22%	$90,227	70,073	29%
Per Share Data
Basic earnings per share	$0.22	0.29	-24%	$2.22	0.72	208%
Diluted earnings per share	0.21	0.27	-22%	2.14	0.69	210%
Basic earnings per share — continuing operations	0.22	0.29	-24%	2.22	0.74	200%
Diluted earnings per share — continuing operations	0.21	0.27	-22%	2.14	0.71	201%
Basic average shares outstanding	12,118	12,543	-3%	12,293	12,476	-1%
Diluted average shares outstanding	12,587	13,182	-5%	12,779	13,026	-2%
Book value per common share	7.86	5.92	33%	7.86	5.92	33%
Tangible book value per common share	7.43	5.43	37%	7.43	5.43	37%
Cash dividends declared	$0.030	0.025	20%	$0.085	0.046	85%
Leverage ratio	11.38%	8.43%	35%	11.38%	8.43%	35%
Performance Ratios
Return on average equity (ROE)*	11.4%	18.4%	-38%	12.9%	17.1%	-24%
Return on average assets (ROA)*	1.02%	1.41%	-28%	1.11%	1.23%	-10%
Net interest margin	5.05%	5.10%	-1%	4.99%	5.18%	-3%
Efficiency*	68.0%	68.2%	0%	67.8%	72.9%	-7%
Asset Quality Data
Allowance for loan losses	12,047	11,554	4%	12,047	11,554	4%
Allowance to ending loans	1.59%	1.53%	4%	1.59%	1.53%	4%
Net charge-offs	381	17	2141%	765	402	90%
Net charge-offs to average loans	0.20%	0.01%	2061%	0.13%	0.08%	75%
Non-performing loans	11,261	1,945	479%	11,261	1,945	479%
Non-performing assets	11,349	2,033	458%	11,349	2,033	458%
Non-performing assets to total assets	1.09%	0.20%	444%	1.09%	0.20%	444%
Provision for loan losses to average loans	0.15%	0.60%	-74%	0.21%	0.42%	-50%
Allowance to non-performing loans	107%	594%	-82%	107%	594%	-82%

*Excludes non-recurring gain and expenses related to sale of proprietary merchant bankcard operations.
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